Domenic J. Dell'Osso, Jr.
Executive Vice President and
Chief Financial Officer

6100 North Western Avenue Oklahoma City, Oklahoma 73118

July 12, 2016

Via EDGAR

H. Roger Schwall
Assistant Director - Office of Natural Resources
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	Chesapeake Energy Corporation Form 10-K for Fiscal Year Ended December 31, 2015 Filed February 25, 2016 Form 8-K filed May 5, 2016 Response Letter dated June 2, 2016 File No. 1-13726
Ladies and Gentlemen:
This letter sets forth the response of Chesapeake Energy Corporation (the “Company” or “Chesapeake”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter dated July 1, 2016. We have repeated below the Staff’s comments and followed each comment with the Company’s response.
Form 8-K filed May 5, 2016

Exhibit 99.1

1.
We have reviewed your response to prior comment 3. Your response states that your methodology for calculating adjusted earnings (loss) per share assuming dilution may, in certain instances, include shares that are considered antidilutive for calculating earnings per shares in accordance with U.S. GAAP. We continue to believe the assumption of full dilution results in a non-GAAP financial measure that goes beyond the scope of the definition of a non-GAAP financial measure in Item 10(e)(2) of Regulation S-K. This presentation is inconsistent with Compliance & Disclosure

United States Securities and Exchange Commission

Interpretation Questions 100.01 and 100.04. Please revise your adjusted earnings (loss) per share presentation to exclude shares considered antidilutive when calculating earnings per share in accordance with GAAP.
Response:

We acknowledge the Staff’s comment and will revise the presentation, on a prospective basis, of adjusted earnings (loss) per share to exclude shares considered antidilutive when calculating earnings per share in accordance with GAAP.
* * * * *
Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to call Mike Johnson, our Chief Accounting Officer, at (405) 935-9229, J. David Hershberger, our Corporate Counsel, at (405) 935-3878 or me at (405) 935-6125.

Very truly yours,

/s/ Domenic J. Dell'Osso, Jr.
Domenic J. Dell'Osso, Jr.
Executive Vice President and Chief Financial Officer

cc:	Securities and Exchange Commission
Wei Lu, Staff Accountant
Shannon Buskirk, Staff Accountant

Tull Florey, Baker Botts L.L.P.